Mail Stop 3010

May 12, 2010

<u>VIA U.S. MAIL and FAX (212) 455-2502</u>

Gabriel Blasi
Chief Financial Officer
Alto Palermo S.A.
Moreno 877, 22nd Floor
Buenos Aires, Argentina

        Re: **Alto Palermo S.A**
                 Form 20-F for Fiscal Year Ended
                 June 30, 2009
                 Filed December 30, 2009
                 File No. 000-30982

Dear Mr. Blasi:

       We have reviewed your response letter dated April 23, 2010 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended June 30, 2009

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Fiscal Year 2009 as compared to Fiscal Year 2008

Financial results, net, page 104

1.   We note your response to our prior comment two. Please tell us why there is a discounting effect on VAT credit balances.

Financial Statements

Notes to the Consolidated Financial Statements

19. Differences between Argentine GAAP and US GAAP

II. Additional disclosure requirements

c) Disclosure of related parties transactions

Loans from Major Shareholders, page F-65

2.   We note your response letter did not address our prior comment nine; as such, we will reissue our comment. Please tell us how you accounted for the cap on the conversion rate for your convertible notes. Within your response, please reference ASC 815-15.

p) Pro-rate consolidation of Metroshop S.A., page F-81

3.   We note your response letter did not address our prior comment ten; as such, we will reissue our comment. Please tell us how you have complied with Item 17(c)(2)(vii) of Form 20-F, or tell us how you determined it was not necessary to present summarized cash flow information resulting from operating, financing and investing activities relating to your pro rata interest in Metroshop.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3782 if you have questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant